ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Prepared by the management)

June 30, 2008 AND 2007
(Stated in Canadian Dollars)

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF OPERATIONS

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	June 30,	December 31,
	2008	2007

ASSETS

Current
Cash	$1,539	$2,239
Advances and prepaid expenses	1,084	1,084
Goods and services tax and Quebec sales tax recoverable	2,873	16,484
	5,496	19,807
Equipment	2,414	2,763

	$7,910	$22,570

LIABILITIES

Current
Accounts payable and accrued liabilities	$143,588	$39,564
Amounts payable to related parties	230,662	119,653
	374,250	159,217

STOCKHOLDERS’ EQUITY

Capital Stock
Authorized:
100,000,000 common voting shares without par value
Issued:
76,831,894 common voting shares (Dec 31, 2007 – 76,831,894)	12,383,714	12,383,714

Additional paid in capital	3,035,356	3,035,356

Deficit accumulated during the exploration stage	(15,785,410)	(15,555,717)
	(366,340)	(136,647)

	$7,910	$22,570

Approved by the Board of Directors:

“Gregory F. Kennedy”	“Paul Shatzko”

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Stated in Canadian Dollars)

										INCEPTION
										JUNE 16
		THREE MONTHS ENDED				SIX MONTHS ENDED				1995 TO
		JUNE 30				JUNE 30				JUNE 30
		2008		2007		2008		2007		2008

Expenses	$		$		$		$		$
Amortization		175		238		350		476		5,431
Consulting		15,000		12,069		30,000		21,069		238,235
Consulting-stock based
compensation		-		-		-		92,900		2,713,558
Financing fee – stock based
compensation		-		-		-		-		11,300
Exploration and mineral
property acquisition costs
(net recovery)		-		(10,946)		(9,485)		197,061		10,981,424
Interest expense and		bank
charges		61		658		192		804		13,141
Management fees		75,000		23,500		150,000		45,000		797,154
Office and sundry		8,073		17,232		12,010		40,207		461,021
Professional fees		33,137		16,410		41,205		17,881		372,471
Promotion & travel		1,251		14,839		5,421		60,784		258,837

Loss Before Taxes		132,697		74,000		229,693		476,182		15,852,572

Deferred tax recovery		-		-		-		-		(67,162)

Net Loss		$132,697		$74,000		$229,693		$476,182		$15,785,410

Basic And Diluted Loss Per
Share		$0.002		$0.001		$0.003		$ 0.006

Weighted Average Number Of
Shares Outstanding
		76,831,894		76,895,081		76,831,894		76,517,161

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Stated in Canadian Dollars)

									DEFICIT
									ACCUMULATED
	NUMBER				OBLIGATION		OTHER		DURING
	OF				TO ISSUE		CONTRIBUTED		EXPLORATION
	SHARES		AMOUNT		SHARES		CAPITAL		STAGE		TOTAL
		$		$		$		$		$

Share issued for cash	5		1		-		-		-		1
Loss for the period	-		-		-		-		(38,624)		(38,624)
Balance, December 31, 1995	5		1		-		-		(38,624)		(38,623)
Shares issued for cash	9,130,000		276,500		-		-		-		276,500
Loss for the year	-		-		-		-		(210,592)		(210,592)
Balance, December 31,1996	9,130,005		276,501		-		-		(249,216)		27,285
Loss for the year	-		-		-		-		(74,529)		(74,529)
Balance, December 31, 1997	9,130,005		276,501		-		-		(323,745)		(47,244)
Loss for the year	-		-		-		-		(60,148)		(60,148)
Balance, December 31, 1998	9,130,005		276,501		-		-		(383,893)		(107,392)
Loss for the year	-		-		-		-		(70,046)		(70,046)
Balance, December 31, 1999	9,130,005		276,501		-		-		(453,939)		(177,438)
Loss for the year	-		-		-		-		(66,855)		(66,855)
Balance, December 31, 2000	9,130,005		276,501		-		-		(520,794)		(244,293)
Loss for the year	-		-		-		-		(58,749)		(58,749)
Balance, December 31, 2001	9,130,005		276,501		-		-		(579,543)		(303,042)
Forgiveness of amounts due to related
party	-		-		-		200,671		-		200,671
Loss for the year	-		-		-		-		(59,428)		(59,428)
Balance, December 31, 2002	9,130,005		276,501		-		200,671		(638,971)		(161,799)
April 25, 2003 – shares issued for
mineral property	6,000,000		60,000		-		-		-		60,000
Loss for the year	-		-		-		-		(319,515)		(319,515)
Balance, December 31, 2003	15,130,005		336,501		-		200,671		(958,486)		(421,314)
February 5, 2004 – shares issued for
cash at $0.22 per share	997,500		219,450		-		-		-		219,450
February 5, 2004 – deferred tax
recovery on 108,000 flow-through	-		(2,376)		-		-		-		(2,376)
shares
June 8, 2004 – shares issued for cash
at $0.404 per share	698,000		282,331		-		-		-		282,331
August 24, 2004 – stock options
exercised at $0.33 per share	100,000		32,983		-		-		-		32,983
December 31, 2004 – shares issued
for cash at $0.18 per share
inclusive of 132,500 shares as
finders’ fees	2,948,000		510,876		-		-		-		510,876
August 24, 2004 – shares issued for
mineral property database at $0.39
per share	150,000		58,788		-		-		-		58,788
September 24, 2004 – shares returned
on cancellation of escrow	(3,750,000)		(7,500)		-		7,500		-		-
Stock based compensation	-		-		-		421,000		-		421,000
Loss for the year	-		-		-		-		(956,446)		(956,466)
Balance, December 31, 2004	16,273,505		1,431,053		-		629,171		(1,914,932)		145,292

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Stated in Canadian Dollars)

									DEFICIT
									ACCUMULATED
	NUMBER				OBLIGATION		ADDITIONAL		DURING
	OF				TO ISSUE		PAID-IN		EXPLORATION
	SHARES		AMOUNT		SHARES		CAPITAL		STAGE		TOTAL
		$		$		$		$		$

Balance, December 31, 2004,
carried forward	16,273,505		1,431,053		-		629,171		(1,914,932)		145,292
January 6, 2005, refund for
overpayment in 2004 private					-
placement	-		(3,000)				-		-		(3,000)
March 21, 2005, shares issued for
property acquisition at
U.S. $0.30 per share	125,000		45,604		-		-		-		45,604
Sept. 22, 2005, flow-through shares
issued at $0.20 per share	295,000		59,000		-		-		-		59,000
September, 2005, deferred tax
recovery on 295,000 flow-through
shares	-		(20,119)				-		-		(20,119)
Sept. 22, 2005, units issued at
U.S. $0.15 per unit	550,000		97,152		-		-		-		97,152
Oct. 7, 2005, units issued at
U.S. $0.11 per unit	1,275,000		165,154		-		-		-		165,154
Oct.-Dec 2005, shares issued on
exercise of stock options at					-
U.S. $0.15 per share	250,000		44,147				-		-		44,147
Oct. 2005, shares issued on exercise
of warrants at $0.30 per share	50,000		15,000		-		-		-		15,000
Nov. 17, 2005, units issued at
U.S. $0.15 per share inclusive of
200,000 shares finders’ fees	5,533,334		944,800		-		-		-		944,800
Stock based compensation	-		-		-		163,400		-		163,400
Forgiveness of amounts due to
related party	-		-		-		102,327		-		102,327
Obligation to issue shares (Note 4)	-		-		8,638,667				-		8,638,667
Loss for the year			-		-		-		(10,068,841)		(10,068,841)
Balance, December 31, 2005	24,351,839		2,778,791		8,638,667		894,898		(11,983,773)		328,583
January 3, 2006, shares issued for
property acquisition at a deemed
price of US $0.15 per share	48,888,888		8,638,667		(8,638,667)		-		-		-
Jan.-Aug. 2006, shares issued on
exercise of stock options at
US $0.15 per share	410,000		69,317		-		-		-		69,317
February 2006, shares issued on
exercise of warrants at $0.30
per share	744,500		223,350		-		-		-		223,350
March 7, 2006, shares issued for
property acquisition at
U.S. $0.36 per share	125,000		51,772		-		-		-		51,772
May 24, 2006, shares issued for
flow-through private placement
at US $0.25 per share	340,000		93,585		-		-		-		93,585
Aug.-Nov. 2006, shares issued on
exercise of warrants at US $0.25
per share	955,000		269,149		-		-		-		269,149
Dec. 2006, shares issued for flow-
through private placement
at $0.23 per share	200,000		46,000		-		-		-		46,000
Stock based compensation	-		-		-		2,027,384		-		2,027,384
Deferred tax recovery on 540,000
flow-through shares	-		(44,667)				-		-		(44,667)

Loss for the year	-		-		-		-		(2,973,161)		(2,973,161)
Balance, December 31, 2006	76,015,227		12,125,964		-		2,922,282		(14,956,934)		91,312

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Stated in Canadian Dollars)

									DEFICIT
									ACCUMULATED
	NUMBER				OBLIGATION		ADDITIONAL		DURING
	OF				TO ISSUE		PAID-IN		EXPLORATION
	SHARES		AMOUNT		SHARES		CAPITAL		STAGE		TOTAL
		$		$		$		$		$

Balance, December 31, 2006,
carried forward	76,015,227		12,125,964		-		2,922,282		(14,956,934)		91,312
March 12, 2007, shares issued for
Property option payment at
US$0.30 per share deemed price	500,000		175,530		-		-		-		175,530
March 27, 2007, shares issued for
options exercise at US$0.15 per	50,000		8,760		-		-		-		8,760
share
March 31, 2007, shares issued for
Pvt. Placement at US$0.15per share
net of finder’s fee of $4,537	266,667		41,647		-		-		-		41,647
Stock based compensation			-		-		113,074		-		113,074
April 3, 2007, shares issued for
Options exercise at US$0.15 per	50,000		8,507		-		-		-		8,507
share
June 18, 2007, shares issued for debt					-
at US$0.20 per share	100,000		23,306				-		-		23,306
Loss for the year			-		-		-		(598,783)		(598,783)
Balance, December 31, 2007	76,981,894		12,383,714		-		3,035,356		(15,555,717)		(136,647)
Loss for the period ended June 30, 2008			-		-				(229,693)		(229,693)
Balance, June 30, 2008	76,981,894		12,383,714		-		3,035,356		(15,785,410)		(366,340)

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENT OF CASH FLOWS
(Unaudited)
(Stated in Canadian Dollars)

					INCEPTION
					JUNE 16
	THREE MONTHS ENDED		SIX MONTHS ENDED		1995 TO
	JUNE 30		JUNE 30		JUNE 30
	2008	2007	2008	2007	2008
Cash provided by (used in):

Operating Activities:
Net loss for the period	$(132,697)	$(74,000)	$(229,693)	$(476,182)	$(15,785,410)
Items not involving cash:
Amortization	175	238	350	476	5,431
Stock based compensation	-	-	-	92,900	2,724,858
Mineral property option payment
paid with stock		-	-	175,530	9,030,361
Shares issued for debt	-	23,306	-	23,306	23,306
Obligation to issue shares for
mineral property acquisitions		-	-	-	-
Deferred tax recovery	-	-	-	-	(67,162)
Changes in non-cash operating
working capital
Advances & prepaid expenses	10,000	50,000	-	26,910	(1,084)
Goods & Services and Quebec Sales
tax recoverable	(2,190)	(3,673)	13,611	22,373	(2,873)
Accounts payable and accrued
liabilities	48,724	(59,662)	104,024	(35,299)	143,588
Amounts payable (to) from related
parties	67,532	13,968	111,008	(4,099)	533,659
	(8,456)	(49,823)	(700)	(174,085)	(3,395,326)

Investing activities:
Equipment	-	-	-	-	(7,845)
		-	-	-	(7,845)

Financing Activities
Net proceeds on sale of common stock	-	3,970	-	58,914	3,404,710
	-	3,970	-	58,914	3,404,710

Net Change In Cash	(8,456)	(45,853)	(700)	(115,171)	1,539

Cash, Beginning Of Period	9,995	57,293	2,239	126,611	-

Cash, End Of Period	$1,539	$11,440	$1,539	$11,440	$1,539

The accompanying notes are an integral part of these consolidated financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008 AND 2007
(Stated in Canadian Dollars)

1.	BASIS OF PRESENTATION

The interim financial statements of Entourage Mining Ltd. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States of America. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2007. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2007.

2.	DORAN (Quebec) PROPERTY

i) By agreement dated March 15, 2005, the Company obtained an option to acquire a 100% interest in certain mineral properties in south-central Quebec (the “Doran Property”) in exchange for cash payments of $220,000, the issuance of 750,000 common shares and the expenditure of $1,000,000 on the Doran Property over three years, as follows:

a.	$35,000 and 125,000 common shares within ten business days of the date of approval of the agreement (paid and issued);
b.	$35,000 and 125,000 common shares on or before March 15, 2006 (paid and issued); and expending $200,000 on or before March 15, 2006 (incurred);
c.

$75,000 (paid in 2007) and 250,000 common shares on or before March 15, 2007 (issued in 2007- Note 2 iv)); and expending $300,000 on or before March 15, 2007 (incurred by Abbastar Holdings Inc. (“Abbastar”) – Note 2 iii)); and

d.

$75,000 (paid in 2008 by Abbastar – Note 2 v)) and 250,000 common shares on or before March 15, 2008 (issued in 2007 – Note 2 iv)); and expend an additional $500,000 on or before March 15, 2008 (incurred by Abbastar).

ii) The property interest is subject to a 2.5% NSR. The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000.

iii) On February 13, 2007 the Company entered into an option agreement (the “Option”) with Abbastar Holdings Inc. (“Abbastar”), a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 CDN (received) to the Company and expending $5,000,000 on the Doran Property over 4 years (The Company retains the right to purchase the Net Smelter Royalty on the Doran Property). The terms of the Option provide that Abbastar may earn its interest in the Doran property as follows:

20% interest by expending $500,000 on or before February 13, 2008 (spent);
15% additional interest by expending an additional $1,000,000 on or before February 13, 2009;
15% additional interest by expending an additional $1,500,000 on or before February 13, 2010; and
20% additional interest by expending an additional $2,000,000 on or before February 13, 2011.

iv) In consideration for the Doran Property vendor consenting to the Option Agreement with Abbastar, the Company issued the balance of shares (500,000) due to the Doran Property vendor on March 12, 2007.

v) On March 15, 2008, after the final payment of $75,000 was made by Abbastar on behalf of the Company, the Company became the owner of the Doran Property with 20% interest earned by Abbastar by spending $500,000 on the property.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008 AND 2007
(Stated in Canadian Dollars)

3.	CAPITAL STOCK

	a)	Issued Shares

There were no share transactions during the six months ended June 30, 2008. There were 76,831,894 shares issued and outstanding on June 30, 2008.

	b)	Stock Options

During the six months ended June 30, 2008 no stock options were granted, re-priced, exercised or expired.

The following table summarizes information concerning outstanding and exercisable common stock options under the Plan at June 30, 2008:

		Remaining	Weighted	Number of	Weighted
Range of		Contractual	Average	Options	Average
Exercise	Options	Life	Exercise	Currently	Exercise Price
Prices	Outstanding	(in years)	Price	Exercisable
U.S. $0.15 - U.S. $0.25	6,390,000	0.59	U.S. $0.225	6,390,000	U.S. $0.225

c)	Warrants

During the six months ended June 30, 2008, no new warrants were issued nor any warrants were exercised. However, 133,333 warrants with an exercise price of US$0.25 per share and 170,000 warrants with an exercise price of US$0.30 per share expired.

The following table lists the common share warrants outstanding at June 30, 2008. Each warrant is exchangeable for one common share.

Warrants	Exercise	Expiry
Outstanding	Price	Date

5,333,334	U.S. $0.25	November 17, 2008
100,000	CDN $0.35	December 27, 2008
5,433,334

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008 AND 2007
(Stated in Canadian Dollars)

4.	RELATED PARTY TRANSACTIONS

During the period ended June 30, 2008, the Company incurred $150,000 (2007 – $45,000) for management fees to directors and officers of the Company.

Amounts payable to related parties at June 30, 2008 of $230,662 (December 31, 2007 - $119,653) is to directors.

The transactions with related parties have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

5.	CONTINGENCY

On August 27, 2007, in the Supreme Court of British Columbia, the Company filed a Writ of Summons and Statement of Claim against CMKM and 1010 seeking to have the Court put aside the Mineral Property Option and Assignment Agreements (the “Agreements”) among the parties dated October 20, 2005 for Hatchet and Smeaton properties.

As consideration for the Agreements the Company had issued 48,888,888 shares of common stock (the “Consideration Shares”) of the Company capital to acquire a 50% interest in certain mineral claims prospective for uranium (Hatchet Lake) and an 80% interest in certain mineral claims prospective for diamonds (Smeaton Property) all located in the Province of Saskatchewan.

Of the 48,888,888 Consideration shares, 15,000,000 shares were paid for the Hatchet Lake property and 33,888,888 shares were paid for the Smeaton property. Furthermore 3,888,888 shares of the Smeaton Consideration shares were paid to the property vendor, 1010 and the remaining 45,000,000 shares were paid to CMKM with the proviso that these shares were to be distributed to the CMKM shareholders.

In seeking to have the Agreements set aside, the Company claims that CMKM has breached the terms of the Agreements by not distributing the 45,000,000 shares to the CMKM shareholders as required by the Agreements; as well, the Company is seeking to have 1010 return the 3,888,888 shares as the Company contends that 1010 is in breach by not completing work on the Smeaton property in a workmanlike fashion by providing preliminary budget submissions, daily drill records and general field information as is the industry standard. As well, the Company contends that 1010 failed to provide documentation requested by the Company to have a National Instrument 43-101 compliant report completed on the Smeaton property.

The Company has filed all required documentation with the courts for the process of examination for discovery but has not received the same from CMKM or 1010. The Company has requested of both defendants appropriate dates for trial but no response is forthcoming at the time of this report.

The outcome of the above legal proceedings is not presently determinable, and the amount of the ultimate recovery, if any, cannot be reasonably estimated at this time so no accrual has been recorded in the current period or the past fiscal year.